The Mastec, Inc. 401(k) Retirement Savings Plan
                            Financial Statements and
                              Supplemental Schedule
                           December 31, 1999 and 1998

                The MasTec, Inc. 401(k) Retirement Savings Plan
                                Table of Contents
--------------------------------------------------------------------------------

                                                                           Pages

Report of Independent Certified Public Accountants                           1

Financial Statements:
     Statements of Net Assets Available for Benefits                         2
         as of December 31, 1999 and 1998

     Statements of Changes in Net Assets Available for Benefits
         for the years ended December 31, 1999 and 1998                      3

     Notes to Financial Statements                                         4-9

Supplemental Schedule:
     Schedule of Assets Held for Investment Purposes
         as of December 31, 1999                                            10

               Report of Independent Certified Public Accountants

To the Participants and Administrator of The MasTec, Inc. 401(k) Retirement Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The MasTec, Inc. 401(k) Retirement Savings Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PricewaterhouseCoopers, LLP

June 16, 2000

The MasTec, Inc. 401(k) Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                 1999                1998
                                             ------------        -----------
Assets:
  Investment at fair value                   $ 26,320,770        $17,931,885
  Participant notes receivable                    808,426            585,630
                                             ------------        -----------

    Total investments                          27,129,196         18,517,515

Receivables:
  Participants'contributions                      404,690            369,877
  Employers'contributions                          73,705             65,278
                                             ------------        -----------
    Total receivables                             478,395            435,155
                                             ------------        -----------
Net assets available for benefits            $ 27,607,591        $18,952,670
                                             ============        ===========




The accompanying notes are an integral part of these financial statements.

The MasTec, Inc. 401(k) Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 1999 and 1998
--------------------------------------------------------------------------------


                                                      1999           1998
                                                  ------------   ------------
Additions to net assets attributed to:
  Investment income:
    Net appreciation in fair
      value of investments                        $  5,425,807   $  1,184,227
    Interest                                            10,228          7,152
                                                  ------------   ------------
                                                     5,436,035      1,191,379
Contributions:
  Participants'                                      6,502,839     10,679,566
  Employer's                                           669,095        502,814
                                                  ------------   ------------
    Total additions                                 12,607,969     12,373,759

Deductions from net assets attributed to:
  Participants' withdrawals                          3,953,048      1,657,173
                                                  ------------   ------------
    Total deductions                                 3,953,048      1,657,173
                                                  ------------   ------------
  Net increase                                       8,654,921     10,716,586

Net assets available for benefits:
  Beginning of year                                 18,952,670      8,236,084
                                                  ------------   ------------
  End of year                                     $ 27,607,591   $ 18,952,670
                                                  ============   ============




The accompanying notes are an integral part of these financial statements.

The MasTec, Inc. 401(k) Retirement Savings Plan
Notes to Financial Statement
--------------------------------------------------------------------------------


1.   Description of Plan

     The following description of The MasTec, Inc. (the "Company" or "MasTec") 401(k) Retirement Savings Plan (the "Plan") provides only general information. The Plan agreement contains a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan covering all employees of the Company who are age twenty-one or older and have six months of service. Eligible participants may enter the Plan on January 1 or July 1. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and is exempt from federal and state income taxes.

     The Plan is administered by the Employee Benefits Committee (Plan Administrator) of MasTec, Inc. Great-West Life & Annuity Insurance Company is the Recordkeeper of the Plan for all funds except for the MasTec Common Stock Fund which the Trustee is Norwest Bank, Minnesota, N.A. Plan assets are held by the Recordkeeper.

     Contributions

     Participants may contribute from 1% to 15% of their pre-tax annual compensation, subject to certain dollar amount limits, as defined in the plan agreement. The maximum contribution allowed during 1999 and 1998 was $10,000.

     Company contributions are 25% of each dollar up to 4% of the participant's gross salary. The Company match is exclusively in MasTec Common Stock. Whether and to what extent the Company will match employee contributions beyond 1999 will be at MasTec's discretion.

     Effective January 1, 2000, Company contributions will be 50% of each dollar up to 4% of the participant's gross salary.

     During 1999 and 1998, the defined contribution plans of certain companies acquired by MasTec, Inc. were converted to the Plan, and the related employees became participants of the Plan. The net assets of these plans were converted at a fair value of approximately $1,740,000 and $6,653,000, respectively and invested in the Plan in accordance with the related employees investment option elections. Such amounts are included as participants' contributions for 1999 and 1998.

     Participant Accounts

     Each participant's account is credited with the participant's contribution, the Company's contribution, rollovers into the Plan and an allocation of the participant accounts earnings. Each participant's account is reduced by any withdrawals or distributions and an allocation of (a) his share of investment losses and depreciation in value of investments and (b) any administrative fees paid by the Plan. The benefit to which a participant is entitled is the participant's vested account balance.

The MasTec, Inc. 401(k) Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

     Investment Options

     Upon enrollment in the Plan, a participant may direct contributions to any of the following investment options. Participants may elect to invest contributions in 1% increments, among any of the following:

     MasTec Common Stock Fund - Funds are invested solely in shares of the common stock, par value $0.10 per share of MasTec, Inc. The fund will buy up to the maximum shares determined under the rules of ERISA and the Internal Revenue Code (IRC). A participant may not invest more than 50% of his aggregate contributions in the MasTec, Inc. common stock fund.

     Life Insurance Fund - The fund was not offered as an investment option to participants after July 1, 1994.

     Guaranteed Certificate Fund - Funds are invested in certificates of deposit guaranteed by Great-West Life & Annuity Insurance Company.

     Small-Cap Funds - Funds may be invested in the Orchard Index 600 Fund, Lord Abbett Developing Growth Fund, Maxim Ariel Small-Cap Value Portfolio or Maxim Loomis Sayles Small-Cap Value Portfolio.

     Bond Funds - Funds may be invested in the Maxim Bond Index, Maxim U.S. Government Mortgage Securities Portfolio, Maxim Loomis Sayles Corporate Bond Portfolio, Maxim Global Bond Portfolio or Maxim Short-Term Maturity Bond Portfolio.

     Large-Cap Funds - Funds may be invested in the AIM Charter Fund, Orchard Index 500 Fund, Maximum Founder's Growth & Income, American Century Ultra Fund, AIM Weingarten Fund, Maxim Growth Index Portfolio, Fidelity Advisor Equity, Fidelity Advisor Growth Opportunities Fund, Putnam Fund for Growth or Income or Maxim Value Index Portfolio.

     Profile Series Portfolio - Funds may be invested in the Profile Series I - Aggressive Portfolio, Profile Series II - Moderately Aggressive Portfolio, Profile Series III- Moderate Portfolio, Profile Series IV - Moderately Conservative Portfolio or Profile Series V - Conservative Portfolio.

     International Funds - Funds may be invested in the Maxim Index European Portfolio, Fidelity Advisor Overseas Fund, Maxim Invesco ADR, Maxim Index Pacific Portfolio or Putnam Global Growth Fund.

     Mid-Cap Funds - Funds may be invested in the Aim Constellation Fund or Maxim T. Rowe Price Mid-Cap Growth.

The MasTec, Inc. 401(k) Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

     Short-Term Fund - Funds are invested in the Maxim Money Market Portfolio.

     The following investments represented 5 percent or more of the Plan's net assets at December 31, 1999:

     Maxim Money Market Portfolio                                $  4,723,125
     American Century Ultra Fund                                    2,225,358
     Fidelity Advisor Growth Opportunities Fund                     1,691,331
     Profile Series I - Aggressive Portfolio                        2,318,948
     Profile Series II - Moderately Aggressive Portfolio            1,417,497
     MasTec Common Stock Fund                                       4,702,122

     The following investments represented 5 percent or more of the Plan's net assets at December 31, 1998:

     Maxim Money Market Portfolio                                $  6,186,843
     Fidelity Advisor Growth Opportunities Fund                     1,638,762
     Profile Series I - Aggressive Portfoio                         1,381,605
     MasTec Common Stock Fund                                       1,979,090

     Transfers and Rollovers

     Participants may rollover balances held in other qualified retirement plans at the discretion of the Plan Administrator.

     Withdrawals

     Certain  withdrawals  from  participant   accounts  are  only  allowed  for
     financial hardship (in accordance with IRS regulations).

     Participant Notes Receivable

     Participants may borrow a maximum of the lesser of (1) $50,000 or (2) fifty percent (50%) of their individual vested account balance. Loan terms range from 1-5 years or up to 20 years for the purchase of a primary residence. The loans bear interest at the published prime rate in the Wall Street Journal plus 1%.

     Payment of Benefits

     On termination of service, due to death, disability, or retirement, a participant receives payment of the vested accrued benefit in a single lump sum or the payment can be deferred under certain circumstances to normal retirement age. For termination of service due to other reasons, a participant is entitled to receive only the vested percentage of his account balance.

The MasTec, Inc. 401(k) Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

     Vesting

     Participants are immediately vested in their contributions and rollovers and the earnings thereon. Participants are vested in Company contributions as follows:


           Years of Service                                        Percentage
           ----------------                                        ----------
                  1                                                        0%
                  2                                                       20%
                  3                                                       40%
                  4                                                       60%
                  5                                                       80%
                  6 or more                                              100%

     Participants forfeit the portion of their account balance to the extent not vested.

     Effective   January  1,  2000   participants  will  be  vested  in  Company
     contributions as follows:

          Years of Service                                         Percentage
          ----------------                                         ----------

                 1                                                        33%
                 2                                                        66%
                 3 or more                                               100%

2.   Summary of Significant Accounting Policies

     The significant accounting policies followed by the Plan are as follows:

     Basis of Accounting

     The financial statements of the Plan are prepared in conformity with generally accepted accounting principles.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.


     Risk and Uncertainties

     The plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

The MasTec, Inc. 401(k) Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------


     Valuation of Investments and Income Recognition

     The Plan's investments are valued by the recordkeeper (Note 1) and are stated at fair value using quoted market prices.

     Purchase and sales transactions are recorded on a trade date basis. Any gain or loss resulting from the sale of fund units is determined as the difference between the sales proceeds and the average cost of the units sold. Investment income is recorded on the accrual basis.

     Investment Income

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation/depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.


     Participant Withdrawals

     Withdrawals made by participants are recorded when paid.

     Administrative Costs

     All administrative expenses of the Plan, including, without limitation, the allocable portion of compensation of plan administrative staff and fees of employee benefits consultants, legal counsel, and auditors' fees are chargeable to the Plan. The Company may, at its sole discretion, pay any such expenses, in whole or in part. The Company assumed responsibility for administrative expenses for the years ended December 31, 1999 and 1998.

3.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


4.   Tax Status

     The Internal Revenue Service has determined and informed the Company by a letter dated June 17, 1997, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

The MasTec, Inc. 401(k) Retirement Savings Plan
Schedule of Assets Held for Investment Purposes
December 31, 1999
--------------------------------------------------------------------------------





Identity of Party                               Description of Investment       Fair Value
-----------------                               -------------------------       ----------
Maximum Bond Index                                        Bond Fund                   $     58,920
Maximum Loomis Sayles Corporate Bond Portfolio            Bond Fund                        170,374
Maximum US Government Mortgage Securities Portfolio       Bond Fund                         78,096
Maximum Global Bond Portfolio                             Bond Fund                         56,340
Maximum Short-Term Maturity Bond Portfolio                Bond Fund                         51,611
Maximum Money Market Portfolio                            Short-Term Fund                4,723,125
Maximum Index European Portfolio                          International Fund                79,156
Fidelity Advisor Overseas Fund                            International Fund               160,723
Maxim Invesco ADR                                         International Fund                41,312
Maxim Index Pacific Portfolio                             International Fund               184,185
Putnam Global Growth Fund                                 International Fund               939,125
AIM Charter Fund                                          Large-Cap Fund                   415,879
Orchard Index 500 Fund                                    Large-Cap Fund                   566,036
Maximum Founder's Growth & Income                         Large-Cap Fund                   207,411
American Century Ultra Fund                               Large-Cap Fund                 2,225,358
AIM Weingarten Fund                                       Large-Cap Fund                   643,665
Maximum Growth Index Portfolio                            Large-Cap Fund                   879,014
Fidelity Advisor Equity                                   Large-Cap Fund                   738,144
Fidelity Advisor Growth Opportunities Fund                Large-Cap Fund                 1,691,331
Putnam Fund for Growth & Income                           Large-Cap Fund                   559,576
Maxim Value Index Portfolio                               Large-Cap Fund                   384,547
AIM Constellation Fund                                    Mid-Cap Fund                     890,361
Maxim T.Rowe Price Mid Cap Growth                         Mid-Cap Fund                     301,539
Portfolio Series I - Aggressive Portfolio                 Profile Series                 2,318,948
Portfolio Series II - Moderately Aggressive Portfolio     Profile Series                 1,417,497
Portfolio Series III - Moderate Portfolio                 Profile Series                   751,131
Portfolio Series IV - Moderately Conservative Portfolio   Profile Series                   228,552
Portfolio Series V - Conservative Portfolio               Profile Series                   106,847
Orchard Index 600 Fund                                    Small-Cap Fund                   146,940
Lord Abbett Developing Growth Fund                        Small-Cap Fund                   156,298
Maxim Ariel Small-Cap Value Portfolio                     Small-Cap Fund                    32,957
Maxim Loomis Sayles Small-Cap Value Portfolio             Small-Cap Fund                   176,037
Great-West Life & Annuity Insurance Company               Guaranteed Certified Fund        204,546
Mastec Common Stock Fund                                  Common Stock Fund              4,702,122
First Colony Life Insurance Company                       Life Insurance Fund               33,067
Participant Loans, fully amortized                        Loans to participants 8%-11%     808,426
                                                                                      ------------
                                                                                      $ 27,129,196
                                                                                      ============

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-55327) of MasTec, Inc. of our report dated June 16, 2000 relating to the financial statements of The MasTec, Inc. 401 (k) Retirement Savings Plan, which appears in this Form 11-K.





PricewaterhouseCoopers LLP
Miami, Florida
June 29, 2000